UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

 FORM 11-K

(Mark One)
 ☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

 OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

 Commission file number 1-4881

 Avon Puerto Rico Associates’ Savings Plan
(Full title and address of the plan)

 AVON PRODUCTS, INC.
1345 AVENUE OF THE AMERICAS, NEW YORK, N.Y. 10105-0196

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office.)

REQUIRED INFORMATION

(a)	Financial Statements and Schedule

In accordance with the instructions to this Form 11-K, the financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA) are filed herewith in lieu of the requirements of Items 1 to 3. Certain schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting Disclosures under ERISA have been omitted because they are not applicable.

(b)	Exhibits

	23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

Avon Puerto Rico
Associates’ Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Avon Puerto Rico Associates’ Savings Plan
Index
December 31, 2004 and 2003

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–9

Supplemental Schedule *

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	10

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants of the Avon Puerto Rico Associates’
Savings Plan and the Retirement Board of Avon Products, Inc.,
Fiduciary of the Avon Puerto Rico Associates’ Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Avon Puerto Rico Associates’ Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 1, the Retirement Board of Avon Products, Inc. voted on December 10, 2004 to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the going concern basis used in presenting the 2003 financial statements to the liquidation basis in presenting the 2004 financial statements.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 28, 2005

Avon Puerto Rico Associates’ Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2004 (Liquidation Basis) and 2003

(in thousands of dollars)

	2004	2003

Assets
Investments, at fair value (Notes 3 and 4)
Common stock of Avon Products, Inc.	$154	$1,094
Mutual funds	28	1,618
Cash and cash equivalents	49	33
Participant loans	17	126

Total investments	248	2,871

Net assets available for benefits	$248	$2,871

The accompanying notes are an integral part of these financial statements.

Avon Puerto Rico Associates’ Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2004 (Liquidation Basis)

(in thousands of dollars)

Additions to net assets attributable to
Investment income
Net appreciation in fair value of investments (Note 3)	$156
Dividends	15
Interest	19

Total investment income	190

Contributions
Participants	8
Employer	1

Total contributions	9

Total additions	199

Deductions from net assets attributable to
Benefits paid to participants	2,820
Administrative expenses	2

Total deductions	2,822

Net decrease	(2,623)
Net assets available for benefits
Beginning of year	2,871

End of year	$248

The accompanying notes are an integral part of these financial statements.

Avon Puerto Rico Associates’ Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.	Summary of Plan

The following description of the Avon Puerto Rico Associates’ Savings Plan (the “Plan”) provides only general information. Avon Products, Inc. is the administrator of the Plan (the “Plan Administrator”). Participants in the Plan should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan covering all full-time employees of Avon Lomalinda, Inc. (“Avon”) from the first day of the month coincident with or next following their date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective April 10, 2002, Avon ceased operations in Lomalinda. A small group of employees remained until December 2002. Benefits continued to accumulate for employees during their severance period.

Plan Termination

On December 10, 2004, the Retirement Board of Avon Products, Inc. voted to terminate the Plan. As of December 31, 2004, the Plan has become a frozen plan and no additional contributions will be allowed. All participants are 100% vested in their account balances. As described in Note 6, the Plan received approval for termination from the Puerto Rico Department of Treasury on May 5, 2005. The process of liquidating the assets has not yet commenced. Participants will continue to be able to direct or withdraw their remaining investment balances in accordance with Plan provisions up until the final pay-out date. The final distributions will be based on the individual participant’s account valuation on the date of distribution.

Contributions

Participants were able to contribute into the Plan from 1% to 10% of qualified compensation, as defined by the Plan. A participant could contribute on a before-tax basis, an after-tax basis, or a combination thereof.

Avon matched contributions in an amount equal to 25% of participant’s qualified contributions (defined by the Plan as a maximum of 6% of base salary contributed by the participant). These matching contributions were made in cash, which was then used to purchase shares of Avon Products, Inc. common stock in the open market.

In accordance with the provisions of Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended (the “PR Code”), the limit on the amount a participant could contribute in 2004 on a before-tax basis was the lesser of 10% of the participant’s compensation or $8,000 reduced by any contribution made to an individual retirement account.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of Avon’s contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Avon Puerto Rico Associates’ Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Investments Each participant may direct the investment of all contributions to any one or a combination (in multiples of 1%) of the following funds:

a.	Fidelity Overseas Fund
This fund invests primarily in common stocks of foreign issuers. It seeks to achieve long term growth of capital.

b.	Fidelity Blue Chip Growth Fund
This fund invests primarily in common stocks of large blue-chip U.S. companies. The objective of this fund is greater long term earnings growth than the average company in the S&P 500.

c.	Fidelity U.S. Bond Index Fund
This fund invests primarily in domestic bonds with varying maturity dates. It seeks to achieve a conservative return of income as well as the preservation of capital.

d.	Fidelity Retirement Money Market Fund
This fund invests primarily in short-term securities of U.S. based institutions. It seeks to achieve a modest return of income, as well as the preservation of capital.

e.	Spartan U.S. Equity Index Fund
This fund invests primarily in equity securities of medium to large size U.S. based companies.

f.	Fidelity Small Cap Independence Fund
This fund invests primarily in common stocks of domestic and foreign issuers, with small market capitalization. The objective is capital appreciation.

g.	Stock Fund of Avon Products, Inc.
This fund is invested in the common stock of Avon Products, Inc.

In addition to the seven investment fund options, there is a Stock Grant Account that is comprised of common stock of Avon Products, Inc. and is used to hold the net assets of a former Stock Grant Program and Avon’s matching contributions. The Stock Grant Account is not an investment option for participants in the Plan.

Pending investment or distribution, any portion of the investment funds may be held in cash, short-term obligations of the United States Government or other types of short-term investments, including commercial paper. In addition, all or any part of the funds may be held in a pooled fund maintained by the trustee, together with the assets of other trusts established under deferred compensation plans qualified under Section 401(a) of the Internal Revenue Code (the “Code”).

Vesting and Forfeitures

Participants are fully vested in participant contributions in their accounts and earnings thereon. Participants were vested in Company matching contributions upon the completion of 24 months of participation in the Plan. Contributions made to the Stock Grant Program prior to January 1, 1992 and earnings thereon are fully vested. Forfeitures are used to reduce future employer contributions.

Avon Puerto Rico Associates’ Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

For the years ended December 31, 2004 and 2003, there were no forfeited nonvested Avon contributions used to reduce employer contributions.

Payment of Benefits

Upon termination, participants can receive the vested portion of their account balances as soon as practicable after termination. Terminated participants who have an account balance in excess of $5,000 may elect to leave account balances in the Plan and withdraw it at any time up to age 65.

Participant Loans

The Plan provides that participants may apply for a loan collateralized by their account. To be eligible, a participant must have participated in the Plan for at least 12 months prior to the loan application, and must not have another loan outstanding from their account.

The maximum amount of any loan to an individual is one half of the current value of the vested balance of the participant’s account in the Plan up to $50,000. The minimum loan amount is $1,000, and interest is charged at one percent above prime rate. Once determined, the interest rate is fixed for the duration of the loan. Repayment periods generally range from one to five years, with a ten-year maximum for loans used in connection with the purchase of a principal residence. Loan repayments are generally made through payroll deductions with principal and interest being credited to the participant’s accounts. Repayment of the entire balance is permitted at any time.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The Plan has changed its basis of accounting from the going concern plan basis used in presenting the 2003 financial statements to the liquidation basis used in presenting the 2004 financial statements. The change to the liquidation basis did not result in any adjustments to the financial statements as all assets have been presented at fair value prior and subsequent to the change to liquidation basis.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan offers a number of investment options including the Stock Fund of Avon Products, Inc. and a variety of mutual funds. The mutual funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each

Avon Puerto Rico Associates’ Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

participant-directed fund election are further diversified into varied financial instruments, with the exception of the Stock Fund of Avon Products, Inc., which invests in securities of a single issuer.

Valuation of Investments

Investments in the common stock of Avon Products, Inc. are valued at quoted market prices. Investments in mutual funds are valued at quoted market prices which represent the net asset value as calculated by the investment managers. Participant loans are valued at cost, which approximates fair value. The net depreciation/appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments and the unrealized appreciation/depreciation of the market value for the investments remaining in the Plan.

Purchases and sales of securities are recorded on the trade date and gains or losses on disposition are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded when earned.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Administrative expenses, including trustee and recordkeeping expenses, are paid by the Plan and by Avon. Audit fees and certain other administrative fees are paid by Avon Products, Inc. Each fund bears its own applicable expenses for investment management fees.

3.	Investments The following presents investments that represent 5% or more of the Plans net assets at December 31, 2004 and 2003:

(in thousands dollars)	2004	2003

Common stock of Avon Products, Inc.
Participant Directed	$69	$598
Non-participant Directed	85	496
Fidelity Retirement Money Market Fund	44	1,001
Fidelity U.S. Bond Index Fund	-	265
Fidelity Blue Chip Growth Fund	17	200

During the year ended December 31, 2004 the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

(in thousands of dollars)	2004

Mutual funds	$19
Common stock of Avon Products, Inc.	137

$156

Avon Puerto Rico Associates’ Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

4.	Non-participant – Directed Investments

Information about the net assets available for benefits and the significant components of the changes in net assets relating to the nonparticipant – directed investments is as follows at December 31, 2004 and 2003:

(in thousands of dollars)	2004	2003

Common stock of Avon Products, Inc.	$85	$496
Cash and cash equivalents	3	17

	$88	$513

(in thousands of dollars)	2004

Changes in net assets
Employer contributions	$1
Net appreciation in fair value of investments	79
Dividends and interest	6
Benefits paid to participants	(446)
Transfers to participant-directed investments	(64)
Administrative expenses	(1)

	$(425)

5.	Related Party Transactions

Certain Plan assets are invested in shares of mutual funds that are managed by Fidelity Investments. Fidelity Trust Company, an affiliate of Fidelity Investments, is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions.

The Plan invests in Avon Products, Inc. common stock, which is exempt from the party-in-interest transaction prohibitions of ERISA. Participant loans are also considered party-of-interest transactions.

6.	Tax Status

The Plan obtained its latest determination letter on May 1, 1993 in which the Puerto Rico Department of the Treasury stated that the Plan was in compliance with the applicable requirements of the Income Tax Act of 1954, as amended. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and to the best of their knowledge is currently in compliance with the applicable requirements of the Puerto Rico Department of the Treasury. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

On May 5, 2005, the Plan received a determination letter from the Puerto Rico Department of Treasury approving the Plan’s termination.

Avon Puerto Rico Associates’ Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

The operation of the Plan, including the obligation of the employer to make matching contributions, is expressly conditioned upon the initial and continued qualification of the Plan and any amendments under the PR Code, the continued deductibility under Section 404 of the Income Tax Act of 1954, as amended, of the employer’s contributions and upon continued exemption of the trust under Section 501(a) of the Code.

Avon Puerto Rico Associates’ Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2004

(in thousands of dollars)

(a) (b)	Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value

*	Avon Products, Inc.	Common stock	$61	$154

	Total common stocks		61	154

*	Spartan U.S. Equity Index Fund	Mutual funds	**	9
*	Fidelity Blue Chip Growth Fund	Mutual funds	**	17
*	Fidelity U.S. Bond Index Fund	Mutual funds	**	2

	Total mutual funds			28

*	Fidelity Retirement Money Market Fund	Cash equivalents	**	44
*	Fidelity Institutional Cash Portfolio	Cash equivalents	**	5

	Total cash equivalents			49

*	Participant loans	Interest rates of 9.25%	-	17

				$248

*	Party in interest as defined by ERISA
**	Cost information is not required for participant-directed funds.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the management committee for the Avon Puerto Rico Associates’ Savings Plan, having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Avon Puerto Rico Associates’ Savings Plan

(Name of Plan)

Date: June 29, 2005	/s/ Robert J. Corti

Robert J. Corti
Executive Vice President and Chief Financial Officer